UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Minerva Surgical, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

60343F106

(CUSIP Number)

New Enterprise Associates

Attn: Louis S. Citron, Esq.

1954 Greenspring Drive, Suite 600

Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60343F106	13D	Page 2 of 8 Pages

EXPLANATORY NOTE

This Amendment No. 3 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 17, 2021 (as amended to date, the “Schedule 13D”) with respect to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Minerva Surgical, Inc. (the “Issuer”) having its principal executive office at 4255 Burton Dr., Santa Clara, CA 95054.. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D (or Amendment No. 1 and Amendment No. 2 to Schedule 13D thereto).

Item 4.	Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended and supplemented by the following.

Potential Take Private Transaction

As of June 30, 2023, the Reporting Persons, together with Accelmed Partners II L.P. (“Accelmed LP”), are considering effecting a transaction pursuant to which (i) the Common Stock may be delisted from trading on the Nasdaq Capital Market and (ii) the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Act”), would be terminated (a “Take Private Transaction”). In connection with a potential Take Private Transaction, the Reporting Persons are evaluating acquiring shares of Common Stock of the Issuer from such existing stockholders in one or more privately negotiated transactions (the “Private Purchases”) and may discuss the Private Purchases with certain existing stockholders of the Issuer.

Although the Reporting Persons are continuing to evaluate whether to effect a Take Private Transaction and, if so, the structure to be utilized, the Reporting Persons are evaluating a Take Private Transaction structure pursuant to which each of the Reporting Persons and Accelmed LP would contribute all of the shares of Common Stock currently owned by them to a newly-formed Delaware corporation (“Parent”) pursuant to a Contribution and Exchange Agreement (the “Contribution”) to be negotiated among such persons. The Reporting Persons contemplate that a Contribution, effected in connection with certain Private Purchases, would result in Parent owning greater than 90% of the total issued and outstanding shares of Common Stock (based upon 176,842,499 shares of Common Stock outstanding on April 25, 2023 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed with the Commission on May 3, 2023).

Promptly following the Contribution, if undertaken, it is contemplated that Parent would, directly or indirectly through one or more subsidiaries, conduct a “short-form” merger (the “Merger”) with and into the Issuer pursuant to Section 253 (“Section 253”) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Issuer surviving the Merger. Pursuant to such a Merger, each share of Common Stock (other than shares of Common Stock held by the Issuer or directly or indirectly owned by Parent or by stockholders who properly perfect appraisal rights under the DGCL) would be converted into the right to receive a cash amount.

If the Contribution transaction described above were consummated, Parent would be authorized under Section 253 to effect the Merger without the approval of the Issuer’s board of directors or stockholders.

NEA 13 holds a total of 34,437,052 shares of the Issuer’s Common Stock. As a result of the potential Contribution, the Reporting Persons and Accelmed LP may be deemed to be members of a group for purposes of Section 13(d) of the Act.[1] The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by Accelmed LP, and such shares are not, and will not be, reported as beneficially owned by the Reporting Persons on this Schedule 13D.

CUSIP No. 60343F106	13D	Page 3 of 8 Pages

The Reporting Persons review their investment in the Issuer on a continuing basis. Based on such review, the transactions, or any part of the transactions, described above may not be carried out, or may not be carried out in any particular time frame, at any time for any reason. In addition, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may determine (1) to acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, or (2) to dispose of all or a portion of the securities of the Issuer owned by them through public offerings (including pursuant to a resale registration statement to be filed by the Issuer) or private transactions, in each case, as permitted by the Share Purchase Agreement, dated December 27, 2022, by and among the Issuer, Accelmed LP and New Enterprise Associates 13, L.P., or (3) to take any other available course of action. These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of the form Schedule 13D promulgated under the Act.

In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with each other and with other stockholders, industry participants and other interested parties concerning the Issuer and potential transactions being considered by the Reporting Persons, including a Take Private Transaction. Further, the Reporting Persons may undertake Private Purchases whether or not a Take Private Transaction is pursued.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

In addition to the transactions described above, and subject to the restrictions contained in the Share Purchase Agreement, dated December 27, 2022, by and among the Issuer, Accelmed LP and New Enterprise Associates 13, L.P., the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their representatives, including their designee to the board of directors (the “Board”) of the Issuer, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons have, and in the future may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

1 See the Schedule 13D (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by Accelmed LP has occurred) filed, or that the Reporting Persons anticipate will be filed, separately by Accelmed LP, which includes, or will include, information regarding the Accelmed LP’s jurisdiction of organization, principal business and address of principal office.

CUSIP No. 60343F106	13D	Page 4 of 8 Pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 60343F106	13D	Page 5 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 6th day of July, 2023.

NEW ENTERPRISE ASSOCIATES 13, L.P.

By: NEA PARTNERS 13, L.P., general partner

By: NEA 13 GP, LTD, general partner

By: /s/ Louis S. Citron

Name: Louis S. Citron

Title: Attorney-in-Fact for Scott D. Sandell, Director

NEA PARTNERS 13, L.P.

By: NEA 13 GP, LTD, general partner

By: /s/ Louis S. Citron

Name: Louis S. Citron

Title: Attorney-in-Fact for Scott D. Sandell, Director

NEA 13 GP, LTD

By: /s/ Louis S. Citron

Name: Louis S. Citron

Title: Attorney-in-Fact for Scott D. Sandell, Director

Forest Baskett

By: /s/ Louis S. Citron

Name: Louis S. Citron

Title: Attorney-in-Fact for Forest Baskett

Patrick J. Kerins

By: /s/ Louis S. Citron

Name: Louis S. Citron

Title: Attorney-in-Fact for Patrick J. Kerins

Scott D. Sandell

By: /s/ Louis S. Citron

Name: Louis S. Citron

Title: Attorney-in-Fact for Scott D. Sandell

This Amendment No. 3 to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 60343F106	13D	Page 6 of 8 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Minerva Surgical, Inc.

EXECUTED this 6th day of July, 2023.

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P. General Partner

By:	NEA 13 GP, LTD General Partner

  By:          *

 Scott D. Sandell

 Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD General Partner

By:          *

Scott D. Sandell

Director

NEA 13 GP, LTD

By:          *

Scott D. Sandell

Director

                 *

Forest Baskett

                 *

Patrick J. Kerins

                 *

Scott D. Sandell

*/s/ Louis S. Citron

Louis S. Citron

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 60343F106	13D	Page 7 of 8 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

CUSIP No. 60343F106	13D	Page 8 of 8 Pages

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang